December 20, 2019

Alexander G. Babey
Chief Executive Officer
Mid-Southern Bancorp, Inc.
300 North Water Street
Salem, Indiana 47167

       Re: Mid-Southern Bancorp, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 22, 2019
           File No. 001-38491

Dear Mr. Babey:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 9A. Controls and Procedures
(c) Management's Annual Report on Internal Control Over Financial Reporting, page 116

1. We note your disclosure that the independent registered public accounting firm that audits your consolidated financial statements has audited the Company's internal control over financial reporting as of December 31, 2018 and expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December
      31, 2018. We also note that the audit report of Monroe Shine for the period ending
      December 31, 2018, states that it was not engaged to perform an audit of the Company's internal control over financial reporting and expresses no such opinion. Please revise to disclose that this annual report does not include an attestation report of the company's registered public accounting firm due to a transition period established by the rules of the
      Securities and Exchange Commission for newly public companies. Refer to Instruction 1 to Item 308 of Regulation S-K.
 Alexander G. Babey
Mid-Southern Bancorp, Inc.
December 20, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Chris Harley at 202-551-3695 or Michelle Miller at 202-551-3368 if
you have any questions.



FirstName LastNameAlexander G. Babey                      Sincerely,
Comapany NameMid-Southern Bancorp, Inc.
                                                          Division of
Corporation Finance
December 20, 2019 Page 2                                  Office of Finance
FirstName LastName